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EDGAR and Email

March 17, 2023

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Ms. Dubey:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 9, 2023 with respect to the preliminary proxy statement filed on March 6, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “[a]lternatively, in the event the only nominees standing for election are the two (2) nominees of the Board of Directors, then each such nominee will be elected by a plurality of the votes cast.” Please disclose what a plurality vote means; for instance, that the candidates who receive the highest number of votes will be elected even if they receive approval from less than a majority of the votes cast.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows.

Alternatively, in the event the only nominees standing for election are the two (2) nominees of the Board of Directors, then each such nominee will be elected even if they receive more withhold votes than votes in favor of their election.

2.	The Preliminary Proxy Statement includes a question-and-answer relating to “[i]f I can’t attend the Meeting, can I vote later?” Please answer the question as written.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the answer to the above question as follows:

No, any votes submitted after the closing of the polls at the Meeting will not be counted. You do not need to attend the virtual Meeting to vote if you submitted your vote via proxy in advance of the Meeting. Accordingly, whether or not shareholders plan to attend the Meeting, we urge shareholders to vote and submit their WHITE proxy in advance of the Meeting by one of the methods described in the proxy materials.

3.	The Preliminary Proxy Statement includes the following statement: “For Messr. Villamil, the Affiliated Funds consist of the UBS Family of Funds.” This statement is included in a table that does not reference Mr. Villamil. Please move this sentence to the table that includes Mr. Villamil.

Response: The Fund respectfully acknowledges the Staff’s comment and will remove this statement from the table that does not include Mr. Villamil.

4.	The Preliminary Proxy Statement states that during the fiscal year ended December 31, 2022, “each of the Independent Directors then in office attended one hundred percent (100%) of the meetings of the Board of Directors.” Please also disclose the attendance of the Interested Director.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement to include the attendance of Mr. Carlos Ubiñas, the Fund’s interested director.

5.	Please disclose whether or not representatives of the Fund’s principal accountant will be present at the annual meeting, will have an opportunity to make a statement if they want, and will be available to answer questions. See Item 9(c) of Schedule 14A.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Preliminary Proxy Statement to include disclosure that representatives of Ernst & Young LLP are invited to attend the Annual Meeting, and if such representatives attend they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

6.	The Preliminary Proxy Statement states that “[i]n computing the number of Shares beneficially owned by a person and the percentage ownership of such person, the Fund deemed to be outstanding all Shares subject to options held by the person that are currently exercisable or exercisable within 60 days of March 1, 2023 and issuable upon the vesting of RSUs held by the person within 60 days of March 1, 2023.” Please spell out what ‘RSUs’ mean.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Preliminary Proxy Statement to delete the above statement, which is not applicable to the Fund.

7.	The Preliminary Proxy Statement states that “[a]s provided for in the Fund’s By-Laws, at any annual or special meeting of Shareholders, proposals by Shareholders other than pursuant to Rule 14a-8 under the Exchange Act and persons nominated for election as Directors by Shareholders shall be considered only if advance notice thereof has been timely given as provided herein . . . .” Please place parentheses or commas around the phrase “other than pursuant to Rule 14a-8 under the Exchange Act.”

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Preliminary Proxy Statement to add parentheses around the above phrase.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Alexandre-C. Manz, Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm